Telephone and Data Systems, Inc.

30 N. LaSalle, Suite 4000

Chicago, IL  60602

312-630-1900

Fax:  312-630-9299

VIA EDGAR

August 15, 2012

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:          Telephone and Data Systems, Inc.

                Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 27, 2012

                Form 10-Q for the Period Ended March 31, 2012

                Filed May 4, 2012

                File No. 1-14157

Dear Mr. Spirgel:

This letter responds to your letter dated August 2, 2012, to Kenneth Meyers, Executive Vice President and Chief Financial Officer, of Telephone and Data Systems, Inc. (“TDS” or “Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filings. The Staff’s comments are repeated below and are marked by number to correspond to the comment letter.  References to page numbers below are those in the above-referenced documents as filed.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 13

Goodwill, page 31

US Cellular, page 31

TDS Telecom, page 32

Comment 1:

We note on page 12 of your Form 10-K that the FCC’s USF and ICC Reform Order could result in a material adverse effect on US Cellular’s business, financial condition or results of operation and additionally, negatively impact TDS Telecom’s already declining revenues.  We further note on page 22 that TDS Telecom currently receives $266 million in access revenues which includes approximately $90 million received under all the USF programs and that additionally, the existing intercarrier compensation system enables TDS Telecom to recover its costs.  Tell us how you considered any probable impact of the FCC’s Reform Order on assumptions underlying the valuation of your reporting units and why you believe your valuations as of the 2011 balance sheet date were appropriate.

Response 1:

The FCC’s USF and ICC Reform Order (the “Reform Order”) is not designed to take funding away from the telecommunications industry but to change the mechanisms in which that funding is provided.  The overall risk to the Company is that the new mechanisms are structured such that the Company does not qualify for as much funding as it received in the past.  Also, the Reform Order issued in November 2011 addressed only certain issues and many of the areas which will impact the company most significantly are potentially to be addressed in future rulemaking.

With respect to U.S. Cellular, the Reform Order will reduce, over time, the amount of Eligible Telecommunications Carrier (ETC) funding it receives.  ETC funding is provided to incent carriers to build cell sites and provide service in rural areas which would otherwise be uneconomical to build.  As such, U.S. Cellular would typically spend amounts in capital and operating expenses equivalent to ETC funds received.  To the extent that ETC funding is reduced, capital spending and operating expenses may be reduced as well.  Therefore, while this aspect of the Reform Order was expected to have an impact on U.S. Cellular’s future revenues, it was not expected to have a significant impact on its future net cash flows.

The Reform Order also provides for a reduction in the charges that U.S. Cellular pays to wireline phone companies to transport and terminate calls that originate on U.S. Cellular’s network.  This will cause a reduction in future cash expenditures by U.S. Cellular.  The timing and amount of this aspect of the Reform Order are not yet clear so the Company did not include any cash flow benefit in the valuation.  As a result, we believe that the valuation of the U.S. Cellular reporting units as of the 2011 balance sheet date was appropriate.

With respect to TDS Telecom, the Reform Order had an approximate $4 million negative impact to TDS Telecom’s earnings and cash flows in the first half of 2012.  Other recovery mechanisms became effective under the Reform Order beginning July 1, 2012 which mitigate these impacts going forward.  This amount was not material to the valuation of that reporting unit.  The matters which may impact TDS Telecom most significantly were not addressed in the November 2011 Reform Order but rather are subject to potential future rulemaking.  The Company is unable to predict whether these matters will be taken up by the FCC and, if so, the outcome of this future rulemaking.  Thus the valuation was not impacted by potential future rulemaking.  As a result, we believe that the valuation of the TDS Telecom ILEC reporting unit as of the 2011 balance sheet date was appropriate.

The Company will evaluate additional information as it becomes available and will consider any probable impact of the FCC’s Reform Order on assumptions underlying the valuation of its reporting units.

Consolidated Quarterly Information (Unaudited). page 108

Comment 2:

Tell us why your profitability was negatively impacted during the fourth quarters of 2010 and 2011 when compared to the preceding quarters within the same years.

Response 2:

Profitability has historically been lower in the fourth quarter for U.S. Cellular as a result of significant promotional spending during the holiday season.  As examples, in the fourth quarter of 2011, there were significant promotions on new smartphones.  Smartphones are more expensive and require the Company to provide a larger handset subsidy per customer. Similarly, in November 2010, the Company offered free phones for new activations over the Thanksgiving weekend.   In future Forms 10-K, the Company will discuss the effects of the foregoing seasonality in its MD&A.

Form 10-Q for the Quarter Ended March 31, 2012

Comment 3:

Per your disclosure, the continuing weak macroeconomic conditions and financial markets and/or the performance of TDS’ stock price in the second quarter of 2012 could require an interim impairment test of Licenses and/or Goodwill in the second quarter of 2012, possibly resulting in an impairment that “could be material depending on conditions as of June 30, 2012.”  Tell us in detail how such conditions have changed since your annual impairment test in November, 2011 and how they have affected your underlying assumptions.  Tell us the nature of triggering impairment indicators which you anticipate in the second quarter of 2012 that could result in impairment that could be material.  In this regard, we note on pages 32-33 per your MD&A in the 2011 Form 10-K that fair values of all of your reporting units exceeded their respective carrying values by significant amounts ranging from 29% to 182% for US Cellular reporting units and 29% to 60% for TDS Telecom reporting units.  Additionally, except for licenses with an aggregate carrying value of $84.7 million in units of accounting where the fair value exceeded the carrying value by amounts less than 10% of the carrying value, your disclosure appears to suggest that the remainder of the licenses had fair values that exceed their carrying value by 10% or more.  Please advise us.

Response 3:

As of March 31, 2012, there were no conditions that existed or had changed that had a significant effect on the assumptions underlying the annual impairment testing that was performed as of November 1, 2011.  However, subsequent to March 31, 2012 and through the date of filing the Form 10-Q for the Quarter Ended March 31, 2012, the Company’s stock price had declined such that its market capitalization had fallen below its book value.  The Company recognized that if those conditions persisted throughout the remainder of the second quarter of 2012 it could be considered a triggering event and impairment testing might be required as of June 30, 2012.  In that regard, the Company wanted to provide the readers of the financial statements adequate foreshadowing that interim impairment testing might be required.  Although the Company did not believe at the time of the filing of our Form 10-Q for the Quarter Ended March 31, 2012 that a material impairment would be indicated, we did not know what other conditions might occur through June 30, 2012.  The Company’s market capitalization did remain below its book value through June 30, 2012 and the Company performed interim impairment testing as of that date.  As disclosed in the Company’s Form 10-Q for the quarter ended June 30, 2012, no significant impairments were indicated.

9. Commitments, Contingencies and Other Liabilities, page 15

Legal Proceeding, page 15

Comment 4:

Please disclose current developments related to the subpoena issued by the FCC’s Office of Inspector General requesting information regarding receipt of Federal Universal Service Fund support relating to TDS and its affiliates.  In this regard, we note your prior disclosure in the penultimate paragraph on page 22 of your Form 10-K.

Response 4:

As requested, the Company has disclosed current developments relating to this matter in the Company’s Form 10-Q for the Quarter Ended June 30, 2012 that was filed on August 3, 2012.  This disclosure was included in Note 9, Commitments, Contingencies and Other Liabilities – Legal Proceedings.  This disclosure was added also to Part II – Other Information – Item 103 – Legal Proceedings.  The following is marked to show changes from the disclosure in the Form 10-K as of December 31, 2011.

Subpoena.  On November 1, 2011, TDS received a subpoena from the FCC’s Office of the Inspector General requesting information regarding receipt of Federal Universal Service Fund support relating to TDS and its affiliates, which includes U.S. Cellular.  TDS has provided the information requested and has not received any further communications from the FCC regarding this matter after providing such information.  TDS intends to fully cooperate with ~~regard to the request~~ any further requests for information.  TDS cannot predict any action that may be taken as a result of the request.

The Company does not necessarily believe that this matter is material; however, given the nature of the matter, the Company has elected to include such disclosure.  In future filings, we will consider any further developments and evaluate the extent to which this matter may be material or require any updated or continued disclosure under ASC 450-20 and Item 103 of Regulation S-K.

In connection with responding to the Staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors and with its independent registered public accounting firm, PricewaterhouseCoopers, LLP.  If you have any questions, please contact Douglas D. Shuma, Senior Vice President and Controller, at (608) 664-6122, or me at (312) 592-5304.

Sincerely,

Telephone and Data Systems, Inc

By:	/s/ Kenneth R. Meyers
Kenneth R. Meyers
Executive Vice President and
Chief Financial Officer

cc:           Douglas D. Shuma